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                            April 13, 2021

       Peter Bordes
       Executive Chairman
       Trajectory Alpha Acquisition Corp.
       99 Wall Street, #5801
       New York, New York 10005

                                                        Re: Trajectory Alpha
Acquisition Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2021
                                                            File No. 333-253967

       Dear Mr. Bordes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 filed April 8, 2021

       Financial Statements
       Note 8 - Subsequent Events, page F-15

   1. Please revise your disclosure to provide the date through which subsequent events were evaluated as required
by ASC 855-10-50-1a.
 Peter Bordes
FirstName   LastNamePeter  Bordes
Trajectory Alpha  Acquisition Corp.
Comapany
April       NameTrajectory Alpha Acquisition Corp.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing